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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of October, 2002

                                AT&T CANADA INC.
                 (Translation of registrant's name into English)

                                   SUITE 1600
                           200 WELLINGTON STREET WEST
                                TORONTO, ONTARIO
                                 CANADA M5V 3G2
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

           Form 20-F    | |                   Form 40-F    |X|


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

              Yes   | |                           No   |X|


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________



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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 AT&T CANADA INC.
                                 (Registrant)


Date: October 15, 2002           By:   /s/ Scott Ewart
                                    -------------------------------------------
                                 Name:  Scott Ewart
                                 Title: Senior Vice President, General Counsel,
                                        Secretary & Chief Privacy Officer




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In August 2002, AT&T Canada Inc. ("AT&T Canada" or the "Company") entered into confidentiality agreements with certain members of an ad hoc committee of its senior noteholders in order to facilitate discussion of a possible financial restructuring of the Company's capital structure. Pursuant to those agreements, the Company disclosed information in August and September 2002 to certain members of that committee and Houlihan Lokey Howard & Zukin Capital, the financial advisor to the ad hoc committee, including certain non-public information. The applicable confidentiality agreements now require the Company to disclose previously confidential non-public information to the public that would permit noteholders subject to the confidentiality agreements to purchase or sell securities of the Company without contravening applicable law.

Readers are cautioned that the information disclosed below does not represent all of the information or materials that were disclosed pursuant to the confidentiality agreements. Furthermore, AT&T Canada has not made any determination as to which information or materials which were disclosed pursuant to the confidentiality agreements may be deemed material to an individual holder of AT&T Canada's notes in making an investment decision.

This report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities of AT&T Canada or any of its affiliates. The dissemination of the information disclosed shall not under any circumstances create any implication that the information contained in this current report on Form 6-K is correct as of any time subsequent to the date that it was distributed to the parties to the confidentiality agreements or that there has been no change in the information set forth herein.

The projections set out below were not prepared with a view toward compliance with published guidelines of the Securities and Exchange Commission, the American Institute of Certified Public Accountants, the Canadian securities regulatory authorities or the Handbook of the Canadian Institute of Chartered Accountants regarding forecasts or projections. The projections were prepared by and are the responsibility of the Company. Neither KPMG LLP, the Company's auditors ("KPMG"), nor any other independent accountants, have examined nor compiled the projections and, accordingly, neither KPMG nor any other independent accountants express an opinion or other form of assurance with respect thereto.

AT&T Canada does not, as a matter of course, publish its business plans, budgets or strategies or make external projections or forecasts of its anticipated financial positions or results of operations. Accordingly, AT&T Canada does not anticipate that it will, and disclaims any obligation to, furnish updated business plans, budgets, strategies or projections to holders of securities issued by AT&T Canada or include such information in documents required to be filed with the Securities and Exchange Commission or the applicable Canadian securities regulatory authorities or otherwise make such information publicly available.

The noteholders which received non-public information acknowledged to AT&T Canada that (i) neither the Company nor its representatives were making any representation or warranty as to the accuracy or completeness of the information disclosed to the noteholders, (ii) such information may include certain assumptions, statements, estimates and projections and neither the Company nor its representatives was making any representation or warranty as to the accuracy or reasonableness of such assumptions, statements, estimates or projections, and
(iii) neither the Company nor its representatives will have any liability to the noteholder in any way pertaining to such information.


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The projections were not, when made, and are not historical facts, but are
"forward-looking statements", as such term is defined in the Private Securities Litigation Reform Act of 1995. All such forward-looking statements were and are qualified by subsequent events and the inherent risks and uncertainties surrounding expectations generally, and also may materially differ from the Company's actual experience involving any one or more of these matters and subject areas. The operation and results of the Company's business have been and remain subject to the effect of other risks and uncertainties identified in the documents filed by the Company with the Securities and Exchange Commission.

The projections are subject to a variety of factors that are likely to cause actual results to vary from the Company's estimates, and such variations may be material. The projections are subjective in many respects and thus are susceptible to interpretation and periodic revision based on actual experience and subsequent developments.

While presented with numeric specificity, the projections reflected numerous assumptions by the Company with respect to future events, economic, competitive and regulatory conditions, financial market conditions and future business decisions, including, without limitation, (i) a successful financial restructuring of the Company, (ii) no material adverse impact on the Company's business on a going forward basis resulting from restructuring proceedings,
(iii) a continuation of business arrangements with AT&T Corp. on substantially the same basis as currently exists, including continued alignment with AT&T Corp.'s products and services but without full integration between the companies or the development of it or any additional synergies, (iv) the Company's estimates as to the future growth prospects of various telecommunications markets in Canada, (v) the successful implementation of its revised business plan and the Company's new strategic direction described below, (vi) AT&T Canada will retain its affiliates but will make no additional acquisitions and (vii) there will be no incremental regulatory benefit from the existing CRTC "price cap" decision, all of which assumptions are difficult to predict and many of which are beyond the Company's control. Accordingly, there can be no assurance that the projections are indicative of the Company's future performance or that actual results would not differ materially from those in the projections set forth below.

In particular, AT&T Corp. currently generates and/or influences up to $300 million of the Company's revenues on an annual basis and provides the AT&T brand on a royalty cash-free basis. Accordingly, a significant change in the arrangements with AT&T Corp. could have a material impact on the projections. Certain brand and licensing agreements that the Company entered into with AT&T Corp. and its subsidiaries provide that such agreements terminate in accordance with their terms upon AT&T Corp. or its permitted designees owning all of the shares of the Company pursuant to the Deposit Receipt Agreement. On October 8, 2002, permitted designees of AT&T Corp. acquired pursuant to the Deposit Receipt Agreement ownership of all the shares in the Company not already owned by AT&T and its affiliates. The Company is in discussion with AT&T Corp. regarding extension of such agreements.

In preparing its projections, the Company estimated that the Canadian Business Long Distance Voice Market would decrease from $3.1 billion in 2001 to $2.4 billion in 2006. Offsetting the majority of this decline over the same period will be growth in the Canadian Business Local Voice Market which in 2001 is estimated to be $5.3 billion in size. The Company also assumed that as a result of the financial difficulties currently experienced by Canadian carriers, competitive choices are expected to decrease, thereby slowing the rate of price erosion in the


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                                      -3-


Voice Services market. The Company also estimated that the Canadian Business Data and Internet Market will increase from $6.4 billion in 2001 to $8.2 billion in 2006.

Furthermore, the Company has also assumed that it will be successful in implementing its new strategic direction (the "New Strategic Direction"), which is designed to maximize cash flows by narrowing the Company's focus on key target market segments and leveraging its existing network infrastructure and customer base. The Company's New Strategic Direction includes the following:

- using existing assets more effectively by targeting customers where the Company has existing network capacity;

- leverage its existing customer base more effectively by investing in customer retention programs, cross-selling additional services and bundled offerings, and up-selling to meet customer growth requirements;

- redefining its product sales strategy by focusing on higher margin Data/Internet services and Long Distance Voice services for the medium to large-sized business market;

- limiting sales activity in the small-sized business segment to high-end users only;

- focusing on customers with national, North American and global requirements where the company's relationship with AT&T Corp. may be leveraged;

- continuing to drive the company's sources of differentiation by offering a full suite of telecommunications services, offering global connectivity and managed infrastructure with AT&T Corp., developing world-class customer service and maintaining world-class network reliability.

As a result of these and other initiatives, the Company expects that revenues from the higher margin Data/Internet segments will rise over the course of the next five fiscal years at an average growth rate of approximately 5%. The Company also expects Long Distance revenues to decrease at an average rate of approximately 6% over this period, such that they would constitute less than 28% of the Company's total revenue base by 2007. Local revenues are expected to experience a marginal decline over this five year period.

The Company has also reduced its planned capital expenditures to approximately $140 million to $160 million annually. Future capital expenditures are anticipated to be primarily to maintain the core network and enhance its robustness, as well as improving back-office systems.

On the basis of the foregoing qualifications, the inclusion of the projections in this Form 6-K should not be regarded as an indication that the Company, the board of directors or any of their advisors, agents or representatives considered or consider the projections to be a reliable prediction of future events, and the projections should not be relied upon as such. No party nor any of their respective affiliates or representatives has made, or makes, any representation to any person regarding the information contained in the projections.


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
(Cdn.$                     2001A       2002E         2003E         2004E          2005E          2006E          2007E
IN MILLIONS)

REVENUE                    $1,545    $1,511        $1,416        $1,426         $1,456         $1,489         $1,529

EBITDA*                    $121      $200          $220          $227           $236           $249           $264

CAPEX                      $407      $160          $140          $150           $150           $150           $160

* Does not include restructuring charges recorded in 2001 and 2002 or the reduction to pension expense recorded in 2001.